SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 24, 2003

This Report on Form 6-K shall be incorporated by reference in our Registration Statement on Form S-8, as amended (File No. 333-12732)
to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐  No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐  No  ☒

Enclosures: STMicroelectronics N.V.’s Fourth Quarter and Full Year 2002 Revenues and Earnings

STMicroelectronics Reports 2002 Fourth Quarter and
Full Year Revenues and Earnings

Fourth Quarter 2002

•	Revenues of $1.79 billion were up 8.6% sequentially and 23.4% year-over-year.

•	Gross profit and gross margin were $660.6 million and 37.0%, respectively

•	Operating income and net income were $209.1 million and $160.6 million, representing sequential increases of 13.1% and 22.4%, respectively.

•	Net income per diluted share was $0.18, up from $0.15 in the prior quarter and $0.05 in the 2001 fourth quarter.

Full Year 2002

• Net Revenues:	$6.32 billion

• Gross Profit:	$2.3 billion

• Net Income:	$429.4 million

• Net Income Per Diluted Share: $0.48

Geneva, January 22, 2003—STMicroelectronics (NYSE: STM) reported financial results for the fourth quarter and year ended December 31, 2002.

Fourth Quarter 2002 Financial Results

Net revenues for the fourth quarter were $1,786.1 million, an 8.6% sequential increase over the $1,645.2 million reported in the 2002 third quarter, and 23.4% above the $1,447.9 million of last year’s fourth quarter. Revenues from differentiated products increased 6.6% sequentially and 20.3% year-over-year to $1,217.9 million, or 68.2% of net revenues for the period. Analog ICs (including mixed signal ICs) represented 52.7% of net revenues in the 2002 fourth quarter, compared to 53.8% in the prior quarter.

Gross profit was $660.6 million, an 8.5% sequential increase from the prior quarter’s $609.1 million, and 43.8% above last year’s fourth quarter gross profit of $459.5 million. Gross margin was 37.0%, flat with the 2002 third-quarter and significantly above the 31.7% reported for last year’s fourth quarter.

Pasquale Pistorio, President and Chief Executive Officer, noted, “We were pleased with ST’s strong revenue performance, which exceeded the guidance provided in our 2002 third quarter earnings release. Differentiated product revenues, which grew 6.6% sequentially, were a key growth driver, in line with our expectations. Incremental sequential revenue gains came from a spurt in demand for memory products. The sequential gross profit increase was in line with the Company’s sequential revenue growth,” Mr. Pistorio continued, “while gross margin was equivalent to that of the prior quarter, reflecting ongoing pricing pressure and a higher contribution of lower margin products.”

Operating income was $209.1 million, up 13.1% sequentially and close to three times higher than that of last year’s fourth quarter. Operating margin was 11.7%, up from 11.2% in the prior quarter and 4.9% in the 2001 fourth quarter.

Net income equaled $160.6 million for the 2002 fourth quarter, a sequential increase of 22.4% over the $131.2 million earned in the 2002 third quarter and significantly above the net income of $45.0 million reported in last year’s fourth quarter. Earnings per diluted share were $0.18 for the 2002 fourth quarter, compared to $0.15 in the third quarter of this year and $0.05 in the 2001 fourth quarter.

Commenting on fourth quarter performance, Mr. Pistorio said, “In the fourth quarter, sequential revenue growth was achieved by each of our product groups, and each group posted operating profits for the period.”

In the 2002 fourth quarter, research and development expenses were $282.4 million, 9.5% above the $258.0 million expended in the third quarter of 2002 and 27.9% above the $220.8 million reported for the comparable year-ago period. R&D costs represented 15.8% of net revenues in the 2002 fourth quarter compared to 15.7% of net revenues in the 2002 third quarter, and 15.2% of net revenues in the fourth quarter of 2001.

Selling, general and administrative expenses were $183.7 million for the 2002 fourth quarter, 12.9% above the prior quarter’s $162.7 million, and 30.9% above the $140.3 million incurred in the similar year-ago period. As a percentage of net revenues, however, SG&A expenses increased only modestly to 10.3%, from 9.9% in the third quarter of 2002 and 9.7% of the 2001 fourth quarter.

Additional Fourth Quarter 2002 Financial and Operating Data

The following tables and commentary provide a breakdown of revenues and operating income by product group, market segment, geographical area, and product category.

Fourth Quarter 2002 Net Revenues and Operating Income By Product Group:

Group	Revenue	% of Net Revenue	Operating Income Q4 2002
	(Million US$)		(Million US$)
Telecommunications, Peripherals and Automotive (TPA)	$870.9	48.7%	$179.7
Discrete and Standard ICs (DSG)	287.4	16.1%	35.1
Memory Products (MPG)	321.1	18.0%	10.9
Consumer and Microcontroller (CMG)	271.0	15.2%	18.5
OTHER*	35.7	2.0%	(35.1)
TOTAL	$1,786.1	100.0%	$209.1

*
The ‘OTHER’ category includes such items as start-up costs, and other unallocated expenses including: strategic (or special) research and development programs, certain corporate level operating expenses, restructuring charges, and other costs that are not allocated to product groups, as well as the revenues and operating earnings or losses of the New Ventures Group and the Subsystems Products Group.

In the fourth quarter, TPA posted a 6.7% sequential revenue increase and a 16.2% increase in operating income.

MPG showed an impressive 27.2% sequential revenue gain, due primarily to a 36.3% sequential increase in Flash memory product sales. The Group’s operating income of $10.9 million represented an almost $19 million positive swing from the prior quarter.

DSG’s revenues were up 1.7% sequentially, but pricing pushed operating profit down by 12% from the prior quarter.

CMG’s operating income remained flat on a 1.3% sequential revenue increase.

Q4 2002 Revenue Breakdown By Market Segment

	Revenue	% of Net Revenue
	(Million US$)
Automotive	$220.9	12.4%
Consumer	340.4	19.0%
Computer	355.8	19.9%
Telecom	630.3	35.3%
Industrial & Other	238.7	13.4%

Nearly all market segments achieved sequential revenue growth in the 2002 fourth quarter. Telecom increased 26.1%; Industrial and Other was up 2.6%; Computer and Consumer posted sequential revenue increases of 0.7% and 1.0%, respectively. Automotive declined by a modest 0.7%.

Q4 2002 Geographic Revenue Breakdown

By Customers’ Region of Origin

	Revenue	% of Net Revenue
	(Million US$)
Europe	$834.8	46.8%
North America	556.3	31.1%
Asia/Pac	221.7	12.4%
Japan	128.2	7.2%
Emerging Markets	45.1	2.5%

By Location of Order Shipment

	Revenue	% of Net Revenue
	(Million US$)
Europe	$520.3	29.1%
North America	248.3	13.9%
Asia/Pac	777.7	43.6%
Japan	80.8	4.5%
Emerging Markets	159.0	8.9%

The geographic revenue breakdown of 2002 fourth quarter revenues was relatively consistent with that of the prior quarter, showing sequential sales gains to customers in the major regions. Europe was relatively strong with a 17.3% sequential increase, America and Asia/Pac posted sequential increases of 4.5% and 5.0%, respectively. Emerging Markets was down 2.8% sequentially, and Japan declined 10.8%.

Q4 2002 Revenue Breakdown by Product Category

	Revenue	% of Net Revenue
	(Million US$)
Differentiated Products	$1,217.9	68.2%
Standard & Commodities	98.8	5.5%
Micro & Memories	260.1	14.6%
Discretes	209.3	11.7%

All product categories posted sequential revenue increases, led by Micro & Memories which increased 27.4% over third quarter 2002 levels. Differentiated Products were up 6.6% over third quarter 2002 levels; Standard & Commodities increased 3.9%, and Discretes were up 3.2%.

Full Year 2002 Results

Net revenues for the year ended December 31, 2002 were $6,317.6 million, compared to the $6,356.9 million reported in 2001. Gross profit was $2,297.5 million, or 36.4% of net revenues.

Operating income was $601.0 million, or 9.5% of net revenues. Net income was $429.4 million, or $0.48 per diluted share. This compares to ‘As Reported’ 2001 gross profit, operating income and net income of $2,309.9 million, $339.0 million and $257.1 million, respectively. On a pro- forma basis, 2001 gross profit, operating income and net income were $2,380.6 million, $755.2 million and $600.8 million, respectively.

Research and development costs for 2002 were $1,022.3 million, or 16.2% of net revenues, compared to $977.9 million in 2001, or 15.4% of net revenues. Selling, general and administrative expenses were $647.8 million, or 10.3% of net revenues, compared to $641.4 million, or 10.1% of net revenues in 2001.

Reviewing results to date, Mr. Pistorio noted, “The year 2002 was a period of progressive improvement for ST, within a challenging industry environment that continued for the second consecutive year. The Company recorded solid growth in ‘As Reported’ operating income, net income and earnings per diluted share while revenues were basically flat on a year-over-year basis.”

Additional 2002 Financial and Operating Data

Full Year 2002 Net Revenues and Operating Income By Product Group:

Group	Revenue	% of Net Revenue	Operating Income 2002
	(Million US$)		(Million US$)
Telecommunications, Peripherals and Automotive (TPA)	$3,074.2	48.7%	$613.2
Discrete and Standard ICs (DSG)	1,055.3	16.7%	134.5
Memory Products (MPG)	1,054.8	16.7%	7.2
Consumer and Microcontroller (CMG)	1,025.6	16.2%	57.0
OTHER*	107.7	1.7%	(210.9)
TOTAL	$6,317.6	100.0%	$601.0

*
The ‘OTHER’ category includes such items as start-up costs, and other unallocated expenses including: strategic (or special) research and development programs, certain corporate level operating expenses, restructuring charges, and other costs that are not allocated to product groups, as well as the revenues and operating earnings or losses of the New Ventures Group and the Subsystems Products Group.

All product groups posted operating profits for 2002. TPA remained a major contributor, followed by DSG, which benefited from the effect of inventory replenishment earlier in the year. CMG’s operating income included costs relating to the discontinuance of its graphics business. MPG, after being penalized by a volatile pricing environment and manufacturing costs, finished the year soundly in the black.

Balance Sheet Highlights at December 31, 2002

At December 31, 2002, the Company had cash, cash equivalents and marketable securities of $2.56 billion. Long-term debt totaled $2.80 billion and shareholders’ equity was $7.0 billion. Net debt to shareholders’ equity ratio was 0.06.

Capital expenditures were $224.8 million for the 2002 fourth quarter and $995.5 million for the full year. This compares with capital expenditures of $136.7 million and $1.7 billion in last year’s fourth quarter and full year, respectively. Net operating cash flow for 2002 was $340.5 million, after the acquisition of Alcatel Microelectronics which amounted to $307.0 million.

Mr. Pistorio noted, “Maintaining a strong financial position takes on added importance during periods of economic uncertainties, and we believe that ST has distinguished itself by the Company’s emphasis on liquidity and a conservative debt to equity ratio. Cash generation was again a priority in 2002, and, as anticipated, ST was operating cash flow positive for the year, increasing net operating cash flow by 51% from 2001 levels. We significantly reduced capital expenditures in 2002 to ensure that our resources were aligned with market demand, and we reaffirm our projection that 2003 capex will approximate 2002 levels.”

Mr. Pistorio said, “ST ended 2002 with cash and marketable securities that exceeded $2.56 billion, providing the Company with important flexibility to navigate current market conditions as well as to take advantage of strategically-sound opportunities as they arise.”

Corporate Developments

The Company will hold its Annual General Meeting of Shareholders on Wednesday, March 12, 2003 in Amsterdam, The Netherlands.

Mr. Maurizio Ghirga, who will be 65 years old in April 2003, has asked to retire from his position as Corporate Vice President—Chief Financial Officer, a post he has held since the Company’s formation. Mr. Ghirga, after officially presenting the Company’s financial statements to the AGM, will be replaced, effective May 1st, as CFO by Mr. Carlo Ferro, 42, who currently serves as Deputy Chief Financial Officer.

Summary and Outlook

Mr. Pistorio commented, “Although full year industry data have not yet been published, we expect that ST built share in our served-markets in 2002, increasing our penetration with certain key customers and broadening our reach. This was an important accomplishment in light of the volatile pricing environment and limited visibility that characterized the year.”

“Difficult market conditions are expected to persist in the first half of 2003,” Mr. Pistorio said. “The combination of normal seasonal patterns and continued price erosion leads us to anticipate that ST’s first quarter 2003 revenues will be between $1.62 billion and $1.68 billion. This would be substantially above the $1.36 billion reported for last year’s first quarter, but below 2002 fourth quarter levels. Gross margin for the 2003 first quarter should be in the 36% to 37% range, taking into account the effect of lower revenues, and pricing environment.”

“For the full year, however, the picture is brighter,” Mr. Pistorio said. “Based upon currently available data and customer input, we believe 2003 will be a year of progressive improvement for ST, one in which we will be able to increasingly raise our levels of profitability. We anticipate that our gross margin will steadily improve throughout 2003, approaching 40% by the fourth quarter, fueled by manufacturing efficiencies, better product mix and higher volume, within a more favorable market environment.”

“ST is strategically very well positioned,” Mr. Pistorio noted, “to take advantage of existing and emerging trends in the market segments we serve. Our product portfolio is expanding our opportunities with existing and new customers; the Company’s Strategic R&D Alliance is providing state-of-the-art technology; ST continues to be a leader in the System-on-Chip technology that is essential to convergence; and the Company’s global manufacturing infrastructure and outsourcing alliances give us significant competitive advantages. These elements combine with our other fundamental strengths to put ST in a unique position to benefit from the industry recovery.”

Products, Technology and Design Wins

•
Targeting the market for 2.5G and 3G mobile phones, PDAs and other portable and multimedia products, ST disclosed details of a very significant initiative with Texas Instruments, whereby the two companies will jointly define and promote an open standard for wireless application processor interfaces. The new OMAPI(SM) Standard is expected to promote faster and broader deployment of multimedia-enhanced mobile devices and applications. ST’s announcement of an OMAPI-compliant processor is expected in the first quarter of 2003.

•
ST unveiled a prototype silicon chip for DNA analysis that integrates both DNA amplification and detection on the same piece of silicon. This device is based on Micro-Electro-Mechanical-System (MEMS) technology that applies standard silicon-chip manufacturing technologies to produce miniature devices with a combination of mechanical, electrical, fluidic, and optical elements suitable for diagnostic and identification applications. Additionally, at Electronica 2002, ST described first details of its advanced research activity in this area including electronic detection of DNA samples and the development of scalable software called the ‘Gene Platform’ for future lab-on-chip solutions.

•
ST released details of a ground-breaking technology that allows silicon-based light emitters to match the efficiency of higher-cost traditional light-emitting compound semiconductor materials such as gallium arsenide (GaAs). Because it enables ST to combine optical and electrical functions on a single chip, the new technology facilitates the integration of applications that currently use discrete components and makes possible a new class of applications using features such as on-chip optical clocking.

•	Shipments of MPEG2 decoders to set-top box manufacturers passed the 100-million- unit mark, demonstrating the Company’s leadership and strength in this important digital consumer market.

•
ST released details of the industry’s most advanced silicon solution for DVD playback. The company is now implementing all of the analog and digital electronic circuitry required for DVD playback in just two chips.

•
The development of the first contactless smart card IC with FRAM (Ferroelectric RAM), replacing standard RAM, was jointly announced by ST and Fujitsu. The new device is particularly suited to applications such as transport ticketing and access control.

•
In the Flash memory market, ST introduced two new multiple-bank 128-Mbit Flash devices targeted at high-performance next-generation mobile phones and confirmed its commitment to multi-bit/cell technology with the successful produc tion of a 128-Mbit, 3V, 2-bit/cell device. The Company also significantly increased its number of 64-Mbit Flash sockets at major cellular phone manufacturers and achieved its first design win at a major set-top-box manufacturer with a new secure 64-Mbit Flash memory.

•
The Company’s latest 12- line chipset technology has been integrated into Alcatel’s latest DSLAM (Digital Subscriber Line Access Multiplexer), the market-leading DSL ASAM 7300 platform. Also in the DSL market, ST gained a design win from Telecom Italia for the Unicorn ADSL chipset.

•	In the networking market, ST gained a major ASIC design win from a market leader for a device that will be used in Wireless LAN products.

•
In the computer peripherals market, ST won two more important design wins for digital printer engines—one for mid-range printers and one in the expanding multifunction printer market. In the Hard Disk Drive (HDD) arena, ST sampled the first SoC device in 0.13-micron technology and also gained a key design win for a power IC for an enterprise HDD application, expanding its presence in this area and building on the Company’s strong position in the desktop HDD market.

•
ST announced that it had started production of one of the most complex System-on-Chip (SoC) devices ever built for a scientific experiment. The chip was jointly developed by ST and the ALICE Collaboration, a group of Universities and Research Institutes, in preparation for a major experiment that will be performed at CERN. Know-how acquired during the project is now being applied by ST to the development of new data-acquisition chips for high- volume markets.

•
ST and L’Oréal announced the first use of semiconductors in the development of next-generation skin care. L’Oréal, a world leader in cosmetics, is using ST’s TouchChip silicon image-sensor technology in an innovative research project to develop methods to quickly and easily provide detailed hydration analysis of human skin.

Some of the above statements that are not historical facts, including without limitation certain statements made in the paragraph entitled “Summary and outlook” concerning the company’s revenues, gross margin, results of operations, and capital expenditure are statements of current expectations that involve risks and uncertainties and other forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended) that are based on management’s current views and assumptions. Actual results or performances could differ materially from those in such statements and from the expectations of the Company and its management, in particular, as a result of the following other important factors:

(i)	demand for the Company’s products;

(ii)	the competitive pricing environment;

(iii)	business conditions in the end-user markets, in particular demand for products made by our customers and their ability to directly forecast the end-user demand for their products;

(iv)	excess manufacturing capacity in the semiconductor industry and its effect on pricing;

(v)	the status of and future growth of the economies in major world and regional markets;

(vi)	possible disruption in commercial activities occasioned by major events in the world such as armed conflict or terrorism;

(vii)	the impact of foreign currency fluctuations, in particular increases in the value of the Euro vs the US Dollar;

(viii)	the ability to operate our manufacturing facilities efficiently in an uncertain political, economic and business environment;

(ix)	the success of our alliances and agreements with other companies to develop new technologies;

(x)	the ability of our subcontractors to perform in accordance with our requirements to the extent we rely on them;

(xi)	competitive factors such as the timely development of new products and designs in line with market and customer requirements;

(xii)	excess or obsolete inventory and variations in inventory valuation;

Unfavorable changes in any of the above or other factors listed under “Risk Factors” from time to time in the Company’s SEC reports including the Annual Report on Form 20-F for the year ended December 31, 2001, which was filed with the SEC on May 24, 2002, and in particular, the factors listed on page 2 of such Form 20-F, could materially affect the Company.

Conference Call Information

The management of STMicroelectronics will conduct a conference call on January 23, 2003 at 10:00 a.m. U.S. Eastern Time / 4:00 p.m. CET, to discuss operating performance for the fourth quarter of 2002.

The conference call will be available via the Internet by accessing the following Web address: www.vcall.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until January 31, 2003.

About STMicroelectronics

STMicroelectronics, the world’s third largest semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivaled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology, and its products play a key role in enabling today’s convergence trends. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. Further information can be found at www.st.com.

(Tables attached)

For further info please contact:

Investor Relations:

Stanley March Investor Relations Director Tel: +1.212.821.89.39 Fax: +1.212.821.89.23 Email:stan.march@st.com	Fabrizio Rossini Investor Relations Senior Manager Tel: +41.22.929.69.73 Fax: +41.22.929 .69.61 Email: fabrizio.rossini@st.com	Benoit de Leusse Investor Relations Senior Manager Tel: +41.22.929.58.12 Fax: +41.22.929.69.61 Email: benoit.de-leusse@st.com

Financial Dynamics

Jean–Benoit Roquette / Nicole Curtin
Tel: 01.47.03.68.10
Jean-benoit.roquette@fd.com / nicole.curtin@fd.com

Media Relations

Maria Grazia Prestini
Director, Corporate Press Relations
Tel: +41.2.29.29.69.45
Fax: +41.2.29.29.69.50
Email: mariagrazia.prestini@st.com

Michael Markowitz
Director, U.S. Media Relations
Tel: +1.212.821.8959
Fax: +1.212.821.8922
Email: mike.markowitz@st.com

Financial Dynamics

Lorie Lichtlen
Media Relations
Tel. +33.1.47.03.68.10
Lorie.lichtlen@fd.com

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENT OF INCOME

	Three Months Ended		Twelve Months Ended
	As Reported	As Reported	As Reported	As Reported	Pro Forma
	Dec. 31 2002	Dec. 31 2001	Dec. 31 2002	Dec. 31 2001	Dec. 31 2001
	(in millions of U.S. dollars, except per share data ($))
Net sales	1,770.8	1,438.4	6,269.8	6,303.9	6,303.9
Other revenues	15.3	9.5	47.8	53.0	53.0

Net revenues	1,786.1	1,447.9	6,317.6	6,356.9	6,356.9
Cost of sales	(1,125.5)	(988.4)	(4.020.1)	(4,047.0)	(3,976.3)

Gross profit	660.6	459.5	2,297.5	2,309.9	2,380.6
Selling, general & administrative	(183.7)	(140.3)	(647.8)	(641.4)	(641.4)
Research & development	(282.4)	(220.8)	(1,022.3)	(977.9)	(977.9)
Other income and expenses	18.7	(16.9)	7.3	(6.1)	(6.1)
Impairment, restructuring charges and other related closure costs	(4.1)	(10.9)	(33.7)	(345.5)	0.0

Total Operating Expenses	(451.5)	(388.9)	(1,696.5)	(1,970.9)	(1,625.4)

Operating Income	209.1	70.6	601.0	339.0	755.2
Net interest income (expense)	(16.6)	(11.8)	(68.1)	(13.0)	(13.0)
Equity in earnings of joint ventures	0.0	(3.6)	(11.0)	(4.8)	(4.8)

Income before income taxes and minority interests	192.5	55.2	521.9	321.2	737.4
Income tax expense	(31.0)	(9.3)	(88.9)	(61.1)	(133.6)

Income before minority interests	161.5	45.9	433.0	260.1	603.8
Minority interests	(0.9)	(0.9)	(3.6)	(3.0)	(3.0)

Net income	160.6	45.0	429.4	257.1	600.8

Earnings per share (basic)	0.18	0.05	0.48	0.29	0.67

Earnings per share (diluted)	0.18	0.05	0.48	0.29	0.67

Number of weighted average shares used in calculating diluted earnings per share	890.4	898.1	893.0	902.0	904.4

The pro forma amounts have been adjusted to eliminate the following:

Twelve Months Ended Dec. 31 2001
Excess inventory charge	70.7
Impairment and restructuring charges	345.5
Income tax effect	(72.5)

Total	343.7

STMICROELECTRONICS N.V.

CONSOLIDATED BALANCE SHEET

	As at
	December 31,	December 31,
	2002	2001
		(Audited)
	In millions of U.S. dollars
ASSETS
Current assets:
Cash and cash equivalents	2,561.8	2,438.8
Marketable securities	2.0	5.4
Trade accounts and notes receivable	1,094.9	902.4
Inventories	930.5	742.5
Other receivables and assets	601.6	468.5

Total current assets	5,190.8	4,557.6
Goodwill, net	158.9	63.0
Other intangible assets, net	311.6	149.6
Property, plant and equipment, net	6,219.6	5,888.2
Investments and other non-current assets	123.0	139.1

	6,813.1	6,239.9
Total assets	12,003.9	10,797.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	18.5	32.8
Current portion of long-term debt	146.0	96.5
Trade accounts and notes payable	912.4	936.1
Other payables and accrued liabilities	605.5	409.5
Accrued and deferred income tax	190.3	212.4

Total current liabilities	1,872.7	1,687.3

Long-term debt	2,796.9	2,771.5
Reserves for pension and termination indemnities	173.5	115.8
Other non-current liabilities	125.1	112.2

	3,095.5	2,999.5

Total liabilities	4,968.2	4,686.8

Commitment and contingencies

Minority interests	41.8	36.0
Common Stock	1,144.3	1,142.4
Capital surplus	1,863.5	1,836.0
Accumulated result	4,592.4	4,198.6
Accumulated other comprehensive loss	(258.0)	(869.0)
Treasury stock	(348.3)	(233.3)

Shareholders’ equity	6,993.9	6,074.7

Total liabilities and shareholders’ equity	12,003.9	10,797.5

STMICROELECTRONICS N.V.

SELECTED CONSOLIDATED FINANCIAL DATA
(In millions of U.S. dollars)

	Dec. 31,	Dec. 31,
	2002	2001
Consolidated Balance Sheet Data
(End of period)
Cash, cash equivalents and marketable securitites	2,563.8	2,444.2
Working capital	918.8	555.4
Total assets	12,003.9	10,797.5
Short-term debt (including current portion of long-term debt)	164.5	129.3
Long-term debt (excluding current portion)	2,796.9	2,771.5
Shareholders’ equity	6,993.9	6,074.7

	Dec. 31,	Dec. 31,
	2002	2001
Consolidated Operating Data
(Twelve months ended)
Payment for purchases of tangible assets	995.5	1,699.8
Net cash from operating activities	1,712.1	2,047.2
Net operating cash flow (defined as cash from operating activities net of investment for tangible and intangible assets)	340.5	225.4
Operating cash flow (excluding Alcatel Microelectronics purchase)	647.5
Depreciation and amortization	1,382.2	1,320.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMICROELECTRONICS N.V.

By:	/s/ PASQUALE PISTORIO
Pasquale Pistorio President and Chief Executive Officer

Date:    January 24, 2003